EXHIBIT 2.3
AMENDMENT NO. 1
TO LOCK-UP AND VOTING AGREEMENT
     This AMENDMENT NO. 1 (this “Amendment”), dated as of October 8, 2009, to the Lock-Up and Voting Agreement, dated as of August 31, 2009 (the “Lock-Up Agreement”), is by and among the Persons executing this Amendment as “Requisite Consenting Creditors” on the signature pages hereto and NCI Building Systems, Inc. (the “Company”). Unless otherwise specifically defined herein, each term used herein shall have the meaning assigned to such term in the Lock-Up Agreement.
RECITALS
     WHEREAS, the Company desires to modify certain economic terms of the Transactions as specified herein and the parties hereto desire to amend the Lock-Up Agreement to permit such modifications;
     WHEREAS, Section 6.7 of the Lock-Up Agreement provides for the amendment of the Lock-Up Agreement in accordance with the terms set forth therein by an instrument in writing signed by the Requisite Consenting Creditors; and
     WHEREAS, this Amendment constitutes such an instrument in writing, and has been signed by the Requisite Consenting Creditors.
     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Consenting Creditors hereto (constituting the Requisite Consenting Lenders) hereby agree as follows:
     Section 1. References to Lock-Up Agreement. Each reference in the Lock-Up Agreement to “hereof,” “herein,” “hereunder,” “hereby”, “hereto” and “this Agreement” shall, from and after the date hereof, refer to the Lock-Up Agreement as amended by this Amendment.
     Section 2. Amendment to Section 2.1. Clause (1) of the first sentence of Section 2.1 of the Lock-Up Agreement is hereby amended and restated in its entirety to read as follows:
. . . (1) the economic terms of the transactions contemplated by the Amended Investment Agreement, after giving effect to the matters referred to on Schedule B hereto (including the Offer, the Prepayment, the Restatement and the Investment, after giving effect to the matters referred to on Schedule B hereto, collectively, the “Transactions”) are not altered or amended in a manner adverse to the Consenting Noteholders, . . .
     Section 3. Amendment to Definition of the “Transactions”. For all purposes of the Lock-Up Agreement, the term “Transactions” shall have the meaning ascribed to it in clause (1) of Section 2.1 of the Lock-Up Agreement, as amended pursuant to this Amendment.

     Section 4. Amendment to Section 2.3. Section 2.3 of the Lock-Up Agreement is hereby amended by inserting the phrase “after giving effect to the matters referred to on Schedule B hereto” after each use in such section of the term “Amended Investment Agreement”.
     Section 5. Amendment to Section 4.3. Section 4.3 of the Lock-Up Agreement is hereby amended by inserting the phrase “unless the Securities received by each Consenting Creditor in the Offer or pursuant to the bankruptcy plan are registered” after the words “If the Restructuring is completed pursuant to the Offer or, if the Restructuring is completed through a prepackaged bankruptcy and the Securities received by the Consenting Creditors are not freely tradeable pursuant to the provisions of section 1145 of the Bankruptcy Code.”
     Section 6. Representations and Warranties. Each of the Consenting Creditors signatory hereto and the Company represents and warrants that the representations and warranties set forth in Sections 3.1 and 3.2 of the Lock-Up Agreement, respectively, of the Lock-Up Agreement are true and complete on the date hereof as if made on and as of the date hereof (or, if any such representation or warranty is expressly stated to have been made as of a specific date, such representation or warranty shall be true and correct as of such specific date), and as if each reference in said Sections 3.1 and 3.2 to “this Agreement” included reference to this Amendment.
     Section 7. Conditions Precedent. This Amendment shall become effective as of the date of this Amendment upon receipt by the Company of counterparts of this Amendment executed by the Company and Consenting Lenders party to the Lock-Up Agreement constituting the Requisite Consenting Lenders.
     Section 8. Effect of the Amendment. Each of the Company and the Requisite Consenting Creditors acknowledges and agrees that nothing contained herein shall, by implication or otherwise, be deemed to constitute a waiver of or consent to any other term, provision or condition of the Lock-Up Agreement or limit, impair or prejudice any right or remedy that any party hereto may have or may in the future have under the Lock-Up Agreement, which shall remain in full force and effect, and the Consenting Creditors hereby reserve all such rights and remedies. Except as set forth herein, the terms, provisions and conditions of the Lock-Up Agreement shall remain unchanged and in full force and effect.
     Section 9. Miscellaneous. Article VI of the Lock-Up Agreement shall apply to this Amendment, mutatis mutandis.
[Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF, each party hereto has caused this Amendment to be signed as of the date first above written.

NCI BUILDING SYSTEMS, INC.

By:	/s/ Mark E. Johnson

Name:	Mark E. Johnson
Title:	Executive Vice President, Chief Financial Officer and Treasurer
[Signature page to Amendment No. 1 to Lock-Up and Voting Agreement]

     IN WITNESS WHEREOF, each party hereto has caused this Amendment to be signed as of the date first above written.
CONSENTING NOTEHOLDERS:
[Signature page to Amendment No. 1 to Lock-Up and Voting Agreement]

SCHEDULE B1
     1. Upon the effectiveness of the Restatement on the Closing Date, the Lenders that execute the new credit agreement (in the form of the Form of Amended Credit Agreement after giving effect to the matters referred to in this Schedule B) prior to the filing of the Prepackaged Plan shall receive a consent fee equal to 2.0% of the aggregate principal amount of Loans held by such Lenders that is prepaid pursuant to the Prepayment, in addition to the consent fee previously offered by the Company equal to 2.0% of the aggregate principal amount of Loans held by such Lenders that remain outstanding after giving effect to the Prepayment. Such fees shall be paid to the Administrative Agent for the account of such Lenders. Such fees together comprise the total consent fee to be paid to such Lenders with respect to the Restatement and related transactions.
     2. The definition of the term “Applicable Margin” in the Form of Amended Credit Agreement will be modified (a) to substitute “5.00% per annum” for “4.00% per annum” with respect to ABR Loans, and “6.00% per annum” for “5.00% per annum” with respect to Eurocurrency Loans, respectively, in clause (i) thereof, and (b) to insert the phrase “ending on or after October 30, 2011” after the phrase “most recently completed fiscal quarter of the Borrower” in clause (ii) thereof.
     3. The following definition will be added to the Form of Amended Credit Agreement in appropriate alphabetical order:
     “2009 Tax Refund”: any U.S. federal or state income tax refund received by the Borrower or any Subsidiary thereof (including the amount of such refund that would have been received by the Borrower or such Subsidiary but for being utilized to offset any tax liability otherwise payable by the Borrower or such Subsidiary) to the extent attributable to (and that would not have been so received but for) any carryback of net operating losses, capital losses, tax credits or similar tax attributes, if any, of the Borrower and its Subsidiaries for the taxable year ended on November 1, 2009 to any prior taxable year, provided that, for these purposes, (i) the amount of any state income tax refund shall be net of U.S. federal income tax cost thereof to the Borrower or any of its Subsidiaries, (ii) a 2009 Tax Refund shall not include any refund of state income taxes as a result of an audit or examination of any tax return of the Borrower or any Subsidiary thereof and (iii) a 2009 Tax Refund shall not include any refund of U.S. federal income taxes as a result of an audit or examination of any tax return of the Borrower or any Subsidiary thereof unless the amount of such refund exceeds $4,000,000.
     “Tax Refund Calculation Date: (i) each day on which the Borrower or any Subsidiary receives a 2009 Tax Refund of U.S. federal income taxes and (ii) the last day of any fiscal quarter of the Borrower if during such fiscal quarter the Borrower and its Subsidiaries have

[1]	The inclusion of any item in this Schedule B shall not be construed as an admission or indication that such item or similar items (or any amendment thereto) is material or is an economic term of, or consideration (or mix of consideration) being offered in, the Transactions received 2009 Tax Refunds of state income taxes, in the aggregate, in excess of $100,000, provided that if, during any fiscal quarter, the Borrower and its Subsidiaries have received 2009 Tax Refunds of state income taxes that, in the aggregate, do not exceed $100,000, then the amount of such 2009 Tax Refunds received in such fiscal quarter shall be treated as being received by the Borrower and its Subsidiaries in the immediately following fiscal quarter for the purpose of this clause (ii).
     4. The definition of “Excess Cash Flow” in the Form of Amended Credit Agreement will be modified to delete the words “plus (m)” in the last line thereof and insert in lieu thereof the words “minus (m) to the extent included in calculating EBITDA for such period, any 2009 Tax Refund or any portion thereof, plus (n)”.
     5. Section 3.4(c) of the Form of Amended Credit Agreement will be modified to renumber paragraph (iii) as paragraph (iv).
     6. Section 3.4(c) of the Form of Amended Credit Agreement will be modified to insert a new paragraph (iii) in numerical order as follows:
     “(iii) On or before the date (each such date, a “Tax Refund Prepayment Date”) that is 45 calendar days after each Tax Refund Calculation Date, the Borrower shall, in accordance with Section 3.4(d) and Section 3.4(e), prepay the Term Loans in an amount equal to the Tax Refund Prepayment Amount (if greater than zero) with respect to such Tax Refund Calculation Date. As used herein, the term “Tax Refund Prepayment Amount” with respect to any Tax Refund Calculation Date means the amount equal to the excess of (1) the greater of (x) $10 million and (y) 50% of the aggregate amount of all 2009 Tax Refunds received by the Borrower and its Subsidiaries from the date of this Agreement to such Tax Refund Calculation Date over (2) the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a) (other than any principal amount of Term Loans so prepaid that has previously been applied by the Borrower pursuant to Section 3.4(c)(ii) to reduce the amount of any prepayment of Term Loans otherwise required pursuant to Section 3.4(c)(ii)), repurchased pursuant to Section 3.4(b) or prepaid pursuant to this Section 3.4(c)(iii), in each case from the date of this Agreement to the Tax Refund Prepayment Date corresponding to such Tax Refund Calculation Date.”
     7. Section 3.4(c)(ii) will be modified to insert the phrase “(other than any principal amount of Term Loans so prepaid that has previously been applied by the Borrower pursuant to Section 3.4(c)(iii) to reduce the amount of any prepayment of Term Loans otherwise required pursuant to Section 3.4(c)(iii))” after the phrase “the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a)” where it appears twice in Section 3.4(c)(ii).
     8. Article VI of the Form of Amended Credit Agreement will be modified to add the following:
     “Section 6.11 2009 Tax Refund.
     “The Borrower shall use reasonable best efforts to obtain the maximum amount of any 2009 Tax Refund of U.S. federal income taxes and shall use commercially reasonable efforts to obtain any 2009 Tax Refund of state income taxes, in each case that is legally due to the Borrower or any Subsidiary thereof, as soon as reasonably practicable and based on positions determined by the Borrower in good faith and consistent with past practice of the Borrower and its Subsidiaries in the ordinary course, provided that this Section 6.11 shall not apply to any 2009 Tax Refund of state income taxes that, in the good faith judgment of the Borrower, is not expected to be greater than $25,000, and provided, further, that neither the Borrower nor any Subsidiary thereof shall be required to file any tax return prior to the due date (taking into account applicable extensions) for filing such tax return.”
     9. Article VI of the Form of Amended Credit Agreement will be modified to add a new affirmative covenant that will read as follows:
     “Section 6.12 Notice of Any ABL Refinancing.
     “If the Borrower shall have determined to replace or refinance the ABL Facility Agreement, the Borrower shall give notice to the Administrative Agent of such determination (and the Administrative Agent agrees to so notify the Lenders). The Lenders shall have an opportunity (for such period of time as the Borrower shall in good faith determine to be reasonable) to make a proposal to provide such replacement or refinancing of the ABL Facility Agreement, provided that (i) the Borrower shall not have any obligation to accept any such proposal or to enter into, continue or consummate any discussions, negotiations, understanding or agreement with any of the Lenders or any other Person with respect to any such proposal or any replacement or refinancing of the ABL Facility Agreement, (ii) if the Borrower elects to enter into any discussions or negotiations with any of the Lenders or any other Person with respect to any such proposal or any replacement or refinancing of the ABL Facility Agreement, the Borrower shall have the right in its sole discretion to suspend, discontinue or terminate such discussions or negotiations at any time or from time to time, and (iii) notwithstanding any other provision hereof, the Borrower shall not have any liability to any of the Lenders with respect to any fees, expenses or other obligations or liabilities that any of the Lenders or any other Person may incur in making any such proposal or in entering into or continuing any such discussions or negotiations.”
     10. Section 9.10 of the Form of Amended Credit Agreement will be modified to read as follows:
     “(a) Subject to the appointment of a successor as set forth herein, the Administrative Agent and the Collateral Agent may resign or be removed as Administrative Agent or Collateral Agent, respectively, under this Agreement and the other Loan Documents, as follows:
“(i)	The Administrative Agent and the Collateral Agent may resign as Administrative Agent or Collateral Agent, respectively, upon 10 days’ notice to the Lenders and the Borrower.

“(ii)	If the Administrative Agent or the Collateral Agent is a Defaulting Lender or an Affiliate of a Defaulting Lender, either the Required Lenders or the Borrower may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.

“(iii)	If an ABL Default Event shall have occurred and be continuing, and the Administrative Agent or Collateral Agent, as applicable, is an Affiliate of or the same Person as the administrative agent or collateral agent under the ABL Facility Agreement, the Required Lenders may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.
     “(b) If the Administrative Agent or Collateral Agent shall resign or be removed as Administrative Agent or Collateral Agent, as applicable, under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall be subject to approval by the Borrower, whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent or the Collateral Agent, as applicable, and the term “Administrative Agent” or “Collateral Agent,” as applicable, shall mean such successor agent effective upon such appointment and approval, and the former Agent’s rights, powers and duties as Administrative Agent or Collateral Agent, as applicable, shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement or any holders of the Term Loans. After any retiring Agent’s resignation or removal as Agent, the provisions of this Article IX shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement and the other Loan Documents. Additionally, after any retiring Agent’s resignation as such Agent, the provisions of this Section shall inure to its benefit as to any actions taken or omitted to be taken by it while it was such Agent under this Agreement and the other Loan Documents.
     “(c) Any successor agent shall be subject to approval by the Borrower, which approval (i) shall not be unreasonably withheld or delayed in the case of any successor agent that is a commercial bank with a combined capital and surplus of at least $500,000,000 and (ii) may otherwise be withheld by the Borrower in its sole discretion. It is understood and agreed that the Borrower shall have no obligation to pay any fee to any successor agent that is greater than or in addition to the fees payable to the Administrative Agent on the date hereof.”
     11. The Form of Amended Credit Agreement will be modified to include a definition of “ABL Default Event” that will provide that an ABL Default Event will have occurred if any of certain specified major events of default has occurred and is continuing, and the administrative agent or collateral agent under the ABL Facility Agreement shall have exercised any remedy provided for thereunder and shall not have rescinded such action.

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